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MAR 07 2021

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chiron Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 McKinney, Suite 2800
(No. and Street)

Houston (City) TX (State) 77010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W Johnson 713-929-9081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Ste 3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott W Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chiron Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DALILA MENDOZA
Notary Public, State of Texas
Comm. Expires 12-19-2023
Notary ID 126336614

Notary Public

Scott W Johnson

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHIRON SECURITIES LLC

FINANCIAL REPORT

DECEMBER 31, 2020

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member of Chiron Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chiron Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
February 26, 2021

CHIRON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS			
	Cash	$	3,083
	Other Assets:		
	Advance to Owner	$	19,500
	TOTAL ASSETS	$	22,583
LIABILITIES & EQUITY			
LIABILITIES			
	TOTAL LIABILITIES	$	-
EQUITY			
	TOTAL MEMBER'S EQUITY	$	22,583
TOTAL LIABILITIES & EQUITY		$	22,583

The accompanying notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Fee Income	$ 173,386
Total revenues	173,386
OPERATING EXPENSES	
Accounting	3,000
Compensation	117,409
Insurance	1,820
Occupancy and Equipment Expenses	3,138
Other Expenses	2,498
Professional Service Fees	13,925
Promotional Fees	9,165
Registration	15
Regulatory	8,432
Research	3,072
Taxes	1,135
Technology, Data and Communication	2,683
Travel & Entertainment	10,035
Total operating expenses	176,327
NET LOSS	(2,941)

The accompany notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE, December 31, 2019	$ 25,524
Contributions	--
Net Income	(2,941)
BALANCE, December 31, 2020	$ 22,583

The accompany notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(2,941)
Adjustments to reconcile net income to net cash used in operating activities:		
Net cash used in operating activities		(2,941)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		--
Net Cash used in financing activities		--
Decrease in cash	$	(2,941)
CASH, beginning of period	$	6,024
CASH, end of period	$	3,083

The accompany notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). In November 2015, the name of the Company was changed to Leecam Advisors LLC and in October 2016 the name of the Company was changed to Chiron Capital LLC. In December of 2018 the name of the Company was changed to Chiron Securities LLC. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering private placement investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenue is recognized as earned based upon the contractual terms of each respective investment banking agreement, generally at the completion of the transaction.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2020, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2020, the Company had no interest or penalties on state income taxes. The Company's tax years 2015 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was 0% and its net capital was $3,083, which is less than the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2020, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 by relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 6. RELATED PARTY TRANSACTIONS

During 2020, the Company paid $117,409 in compensation to employees and shared office space with Chiron Financial LLC, an entity that has common ownership. In prior years the Company shared an office with Weisser, Johnson & Co which no longer exists. The Company has historically shared expenses relating to rent, personnel, and other overhead under an expense sharing agreement. In 2020 such expenses relating to the Company's services to a client company were remitted to Chiron Financial LLC, which employs all personnel involved in Company activities. When charged, reimbursed

NOTE 6. RELATED PARTY TRANSACTIONS - CONTINUED

expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation.

During the year ended December 31, 2020, Chiron Financial, LLC. charged the Company $30,591 for overhead expenses.

The Company has in prior years assigned its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2020, the Company made no assignments to Chiron Financial LLC.

The Company has also participated in past years in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributed net profits of Weisser, Johnson & Co. under an expense sharing agreement. During the year ended December 31, 2020, the Company did not participate in any profit sharing arrangements, though it did reimburse expenses of Chiron Financial LLC. As of December 31, 2020, no expense reimbursement amounts were due to any related party.

NOTE 7. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

Major customers are defined as those comprising more than 10% of the Company's annual revenue. During the year 100% of the Company's revenue was received from one customer.

NOTE 8. SUBSEQUENT EVENTS

The Company received $5,000 in capital contributions in January 2021 which corrected the Company's year-end net capital deficiency.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL	
Total members' equity qualified for net capital	$ 22,584
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	22,584
Deductions and/or charges	
Prepaid expenses	19,500
Net capital before haircuts on securities positions	3,084
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 3,084
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Other liabilities	$ --
Total aggregate indebtedness	$ --

SCHEDULE I - CONTINUED
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess (deficit) of required minimum	$ (1,917)
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chiron Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Chiron Securities, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities to acting as a broker or dealer selling oil and gas interests, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions, the private placement of securities and providing general merger and acquisition and investment banking advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chiron Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 26, 2021

25 N. St. Paul Street, Suite 3100 (214) 738-199
allas, TX 75201 www.hartgravesllc.com admin@hartgravesllc.co

Chiron Securities, LLC Exemption Report

Chiron Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a broker or dealer selling oil and gas interests (2) broker or dealer selling tax shelters or limited partnerships in primary distributions (3) private placement of securities (4) general merger and acquisition and investment banking advisory services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Scott Johnson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President

Date of Report: February 10, 2021